Mail Stop 0510

      May 3, 2005

via U.S. mail and facsimile

Mr. Sam Oolie
Chief Financial Officer
NoFire Technologies, Inc.
21 Industrial Avenue
Upper Saddle River, NJ  07458

	RE:	Form 10-KSB for the fiscal year ended August 31, 2004
		Form 10-QSB for the quarter ended November 30, 2004

			File No. 1-11061

Dear Mr. Oolie:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at
(202) 824-5685 or, in his absence, to the undersigned at (202)
942-
1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE